FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   May, 2004
                 -------------

Commission File Number     0-29546
                       -------------

          Adastra Minerals Inc. (formerly America Mineral Fields Inc.)
       -----------------------------------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes      No  X
                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                         [YUKON COMMUNITY SERVICES LOGO OMITTED]

                            BUSINESS CORPORATIONS ACT
                                     FORM 16

                                   Certificate

                              ADASTRA MINERALS INC.

I hereby certify that the documents annexed to this certificate relating to the above mentioned corporation are true and accurate photocopies of documents which are on the file maintained in this office, whereof they purport to be copies.

Given under my hand and seal of office in Yukon.

[SEAL OMITTED]

Corporate Access Number: 30677
Date: 2004-05-11
                                                       /s/ [signed]
                                                       ----------------------
                                                       M. Richard Roberts
                                                       Registrar of Corporations


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                                         [YUKON COMMUNITY SERVICES LOGO OMITTED]

                            BUSINESS CORPORATIONS ACT
                                     Form 5

                            Certificate of Amendment

                              ADASTRA MINERALS INC.


I hereby certify that the articles of the above-mentioned corporation were amended:

----- under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

----- under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

--X--    under section 179 of the Business  Corporations  Act as set out in the
          attached Articles of Amendment.

----- under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

----- under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.


[SEAL OMITTED]
Corporate Access Number: 30677
Date of Amendment: 2004-05-11
                                                       /s/ [signed]
                                                       ----------------------
                                                       M. Richard Roberts
                                                       Registrar of Corporations

                                      YUKON
                            BUSINESS CORPORATIONS ACT
                              (Sections 30 and 179)

                                                                       Form 5-01
                                                           ARTICLES OF AMENDMENT


1.       Name of Corporation:

         AMERICA MINERAL FIELDS INC.


2.       The Articles of the above-named Corporation were amended pursuant to a
         Court order:   Yes    No   X
                                   ---

3.       The Articles of Incorporation are amended as follows:

         1.     Name of Corporation

         The name of the Corporation has been changed from America Mineral Fields Inc. to Adastra Minerals Inc.


4.       Date: May 10, 2004

         Signature: /s/"Paul C. MacNeill"      Title: Director


                                                                [STAMPED]
                                                                FILED
                                                                May 11, 2004
                                                                Deputy Registrar
                                                                of Corporations



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NEWS RELEASE

                Adastra Awards Contract for Kolwezi Environmental
                          and Social Impact Assessment

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (May 20, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") announces today that it has awarded the contract for the Environmental and Social Impact Assessment ("ESIA") on the Kolwezi cobalt/copper tailings project in the Democratic Republic of Congo ("DRC") to SRK Consulting ("SRK") of South Africa.

"This is a major step in developing the Kolwezi cobalt-copper tailings project," said Tim Read, President & CEO, Adastra Minerals Inc. "The ESIA is one of the four main activities that we are undertaking during the next 15 months to advance the project towards commercial status. SRK has already successfully completed the Phase 1 Environmental Audit and a Scoping Study . The Phase 2 full ESIA will encompass the identification and assessment of the potential environmental and social impacts of the project, evaluate alternatives and recommend appropriate mitigation, management and monitoring measures which will be undertaken during construction and throughout the life of the project."

"The other three main activities include finalizing appropriate off-take agreements, completing a definitive feasibility study ( "DFS") and putting into place the project financing. Adastra previously announced that is has begun the process of identifying off-takers; the Company also expects to begin the definitive feasibility study within the first half of calendar 2004."

In the ESIA, first activities will involve collecting baseline data on geographic, ecological and social parameters and commencing a detailed Public Consultation and Disclosure Program with locally affected communities. This Program will continue throughout the period of the ESIA and will allow local concerns and issues to be fully addressed prior to development of the project. Given the degraded nature of the environment around Kolwezi and the generally decrepit infrastructure, it is anticipated that the Project will have a positive effect on the region.

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SRK Consulting will also carry out the Water Management Study (WMS), which will form a critical part of both the ESIA and the Definitive Feasibility Study
(DFS). This will evaluate historical and existing environmental impacts on surface water and groundwater in the extended area, as well as identifying potential impacts from the project. It will also identify the most reliable water supply for the project, and define treatment requirements, surface water management and waste water treatment and management. Throughout the study, the ESIA and WMS teams will interact with members of the DFS team to ensure that technical and environmental issues are integrated into the project layout and design. In this way, optimum solutions can be identified and developed at an early stage of project design.

There will be a number of outputs from the study, including the ESIA report, an Environmental and Social Action Plan, a Community Development Plan, an Environmental Management Plan, a Framework Environmental Management System and a Conceptual Closure Plan.

It is the Company's intention to apply current World Bank standards for the framework of the ESIA.

"We are delighted to be undertaking the ESIA for the Kolwezi Tailings Project.. This study is one of the first to be undertaken following the implementation of the New Mining Code in the Democratic Republic of Congo and we are confident of a successful conclusion," said Richard Connelly, Director of SRK, who is SRK's project director for Kolwezi.

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                      -30-
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Contact us:

London
Tim Read                                   Simon Robinson/Justine Howarth
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com



This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Adastra Minerals Inc.
                                                  (Registrant)

Date May 25, 2004                        By:      /S/ "Paul C. MacNeill"
    ---------------                               ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director